Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-155626

Campbell Soup Company

$400,000,000

7-Year Fixed Rate Senior Unsecured Notes

June 30, 2010

TERM SHEET

Issuer:	Campbell Soup Company
Issue Ratings:	A2 (Moody’s) / A (S&P) / A (Fitch)
Size:	$400,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Maturity:	July 15, 2017
Coupon:	3.050%
Public Offering Price:	99.711%
Yield to Maturity:	3.096%
Spread to Benchmark Treasury:	65 bps
Benchmark Treasury:	2.500% due June 30, 2017
Treasury Yield:	2.446%
Coupon Dates:	The 15th day of each January and July
First Coupon:	January 15, 2011
Settlement:	T+3 (July 6, 2010)
Optional Redemption:	Make-Whole Call at Treasury + 10 bps
Day Count:	30/360
CUSIP:	134429AV1
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 (or emailing Barclays Capital Inc. at barclaysprospectus@broadridge.com), BNP Paribas Securities Corp. toll free at 1-800-854-5674 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.